# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Uranium Royalty Corp., CIK 0002143673
CUSIP: 91703D100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 141 UNION BLVD., SUITE #310, LAKEWOOD, Colorado (CO), 80228
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000937567

## Reporting persons
- ONTARIO TEACHERS PENSION PLAN BOARD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 60,666,508; shared voting power 0; sole dispositive power 60,666,508; shared dispositive power 0; aggregate amount beneficially owned 60,666,508 (16.1% of the class)
  Comment: Based on 377,210,623 common stock of Uranium Royalty Corp outstanding as of September 30, 2026, as reported on the Issuer's Form S-1 filed with the Securities and Exchange Commission on October 01, 2026.

## Item 1. Issuer
Name of issuer: Uranium Royalty Corp.
Address of issuer's principal executive offices: 141 UNION BLVD., SUITE #310, LAKEWOOD, COLORADO, 80228.

## Item 2. Person Filing
Name of person filing: Ontario Teachers Pension Plan Board
Address of principal business office or, if none, residence: 160 Front Street West, Suite 3200, Toronto, M5J 0G4, Ontario, Canada
Citizenship: Ontario Teachers' Pension Plan Board is a corporation incorporated under the laws of the Province of Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
60,666,508

The reported securities are owned by OTPP. Mr. James Sikora may be deemed to have power to dispose of the shares held by OTPP because of a delegation of authority from the President and Chief Executive Officer of OTPP to Mr. Sikora, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of OTPP, and Mr. Sikora expressly disclaims beneficial ownership of such shares.
Percent of class: 16.1%
Sole power to vote or to direct the vote: 60,666,508
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 60,666,508
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ONTARIO TEACHERS PENSION PLAN BOARD: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (11/13/2026)